February 10, 2006

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES APPOINTMENT OF VICE PRESIDENT, OPERATIONS

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; NYSE: PWI)– PrimeWest Energy (PrimeWest or the Trust) is pleased to announce that Mr. Brian Lynam, P. Eng., will be joining the PrimeWest executive team, effective February 23, 2006, in the newly created position of Vice President, Operations, with responsibilities for field operations, drilling and facilities.

Mr. Lynam graduated from the University of Toronto with a Bachelor of Applied Science in Chemical Engineering.  He has 25 years of extensive experience in the oil and gas industry, most recently with Burlington Resources Canada Ltd. and previously with Gulf Canada Resources Limited.  Mr. Lynam has experience in Development Engineering, Safety and Environment, Production Operations, Marketing, Business Development and Joint Interest.

The addition of Mr. Lynam to the PrimeWest executive team is a reflection of the increased portfolio of internal development opportunities being executed by the Trust, the increasing emphasis on field operations and the preparation of the organization for future growth.

PrimeWest previously announced that it is pursuing a multi-year development drilling program in the Western Canada Sedimentary Basin, which will result in a total capital investment estimated at approximately $800 million.  In 2006, the Trust expects to invest $265 million of capital into development drilling and facilities projects.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX". The five-year Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the seven-year Convertible Debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our Web site at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

Diane Zuber

Investor Relations Advisor

(403) 699-7356

Toll-Free:  1-877-968-7878

Email:  investor@primewestenergy.com